Exhibit 21

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation

Margo Nursery Farms, Inc.	Puerto Rico
Margo Flora, Inc.	Puerto Rico
Margo Landscaping and Design, Inc.	Puerto Rico
Margo Garden Products, Inc.	Puerto Rico
Rain Forest Products Group, Inc.	Puerto Rico
Garrochales Construction and Development Corporation	Puerto Rico
Margo Development Corporation	Puerto Rico
Margo State Line, Inc.	Florida

 Exh 21 - 1